DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report
Collection Period Ended 31-Dec-2022
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	34			
Collection Period (from... to)	1-Dec-2022	31-Dec-2022		
Determination Date	12-Jan-2023			
Record Date	13-Jan-2023			
Distribution Date	17-Jan-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2022	17-Jan-2023	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2022	15-Jan-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	85,405,000.00	77,130,509.90	63,885,565.07	13,244,944.83	155.083951	0.748031
Total Note Balance	**1,005,405,000.00**	**77,130,509.90**	**63,885,565.07**	**13,244,944.83**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**171,730,991.94**	**158,486,047.11**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.370000%	88,057.33	1.031056	13,333,002.16	156.115007
Total		**88,057.33**		**13,333,002.16**	

Amounts in USD

Available Funds

Principal Collections	13,174,893.86
Interest Collections	785,050.51
Net Liquidation Proceeds	20,985.51
Recoveries	42,822.51
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	44,398.03
Available Collections	**14,068,150.42**
Reserve Fund Draw Amount	0.00
Available Funds	**14,068,150.42**

Distributions

(1) Total Servicing Fee	143,109.16
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	88,057.33
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	13,244,944.83
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	592,039.10
Total Distribution	**14,068,150.42**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	143,109.16	143,109.16	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	88,057.33	88,057.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	88,057.33	88,057.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	88,057.33	88,057.33	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	13,244,944.83	13,244,944.83	0.00
Aggregate Principal Distributable Amount	13,244,944.83	13,244,944.83	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,990.14
minus Net Investment Earnings	7,990.14
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,990.14
Net Investment Earnings on the Collection Account	36,407.89
Investment Earnings for the Collection Period	44,398.03

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	171,730,991.94	2,729
Principal Collections	9,281,100.52	
Principal Collections attributable to Full Pay-offs	3,893,793.34	
Principal Purchase Amounts	0.00	
Principal Gross Losses	70,050.97	
Pool Balance end of Collection Period	158,486,047.11	2,580
Pool Factor	14.41%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.64%
Weighted Average Number of Remaining Payments	42.36	20.55
Weighted Average Seasoning (months)	14.06	44.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	157,326,771.22	2,537	99.27%
31-60 Days Delinquent	945,167.83	30	0.60%
61-90 Days Delinquent	134,747.43	7	0.09%
91-120 Days Delinquent	79,360.63	6	0.05%
Total	158,486,047.11	2,580	100.00%

Delinquency Trigger		**9.700%**
60+ Delinquency Receivables to EOP Pool Balance		0.14%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	70,050.97	2	16,876,561.94	229
Principal Net Liquidation Proceeds	20,937.71		6,311,516.43	
Principal Recoveries	42,689.48		6,798,605.43	
Principal Net Loss / (Gain)	6,423.78		3,766,440.08	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.047%
Prior Collection Period	(0.539%)
Second Prior Collection Period	(1.260%)
Third Prior Collection Period	(0.122%)
Four Month Average	(0.469%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.342%
Average Net Credit Loss/(Gain)	16,447.34

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%
22	1.37%	0.39%	0.19%	0.11%	0.05%	15.94%
23	1.40%	0.40%	0.22%	0.02%	0.04%	15.90%
24	1.41%	0.41%	0.45%	0.04%	0.01%	15.57%
25	1.41%	0.37%	0.33%	0.04%	0.02%	15.73%
26	1.43%	0.37%	0.23%	0.01%	- %	15.65%
27	1.43%	0.37%	0.84%	0.03%	0.01%	15.93%
28	1.46%	0.37%	0.31%	0.07%	0.01%	15.77%
29	1.48%	0.37%	0.26%	0.07%	0.06%	15.37%
30	1.50%	0.37%	0.11%	0.07%	0.05%	15.47%
31	1.51%	0.37%	0.34%	0.01%	0.04%	15.43%
32	1.52%	0.35%	0.42%	0.11%	- %	15.02%
33	1.53%	0.34%	0.44%	0.06%	0.03%	14.93%
34	1.53%	0.34%	0.60%	0.09%	0.05%	14.94%